
Jeromy Sonne
@Jeromy_Sonne

Invest in @Decibelads via @Wefunder here: wefunder.com/decibelads

To announce this moment in Decibel history we hired the greatest Silicon Valley fake billionaires to share with you our excitement.

We believe audio is the future of advertising. Get in.

help.wefunder.com/testing-the-wa...

6:10 PM · Oct 8, 2021 · Twitter Web App

9 Retweets   5 Quote Tweets   58 Likes



Greg Sadetsky
CTO at Decibel
3mo • 🌐

•••

!! but also 🪃 and 🔥..!

Take part in our raise below — and reach out for any questions. Cheers



Jeromy Sonne • 1st
CEO @Decibel
3mo • 🌐

Invest in Decibel via Wefunder here:
https://lnkd.in/dzcHuvtU

...see more



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

LEARN MORE

About Wefunder

We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

